Exhibit 99.1

Notice to Holders of American Depositary Shares

ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) provides this notice for the revision to the notice filed on Form 6-K with the U.S. Securities and Exchange Commission on February 22, 2024 (the “Original Notice”). In order to cooperate with our Depositary’s revised schedule, the Company hereby informs ADS holders that the ADS Record Date in connection with the Company’s 2024 annual shareholders’ meeting will now be March 28, 2024, rather than March 29, 2024. There is no change to any other information disclosed in the Original Notice.

For all inquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).